UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Group 1 Automotive, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

398905109
(CUSIP Number)

Lincoln da Cunha Pereira Filho
C/O UAB Motors Participações S.A.
Rua do Rócio, 291 - 6° andar
 Vila Olimpia, São Paulo, SP
Brazil 04552-000
Tel.: (55)11-3040-7990

Copy to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza,
New York, NY
USA 10006
Attention: Juan G. Giraldez
Tel.: (1) 212-225-2372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2013
(Date of Event which Requires Filing of this Statement)

If the Filing Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 398905109	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Lincoln da Cunha Pereira Filho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 361,646
	8	SHARED VOTING POWER 1,478,100
	9	SOLE DISPOSITIVE POWER 361,646
	10	SHARED DISPOSITIVE POWER 1,478,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,646
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.59
14	TYPE OF REPORTING PERSON IN

CUSIP No. 398905109	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS João Alberto Gross Figueiró
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 361,646
	8	SHARED VOTING POWER 1,478,100
	9	SOLE DISPOSITIVE POWER 361,646
	10	SHARED DISPOSITIVE POWER 1,478,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,646
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.59
14	TYPE OF REPORTING PERSON IN

CUSIP No. 398905109	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS André Ribeiro da Cunha Pereira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 394,376
	8	SHARED VOTING POWER 1,478,100
	9	SOLE DISPOSITIVE POWER 394,376
	10	SHARED DISPOSITIVE POWER 1,478,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.74
14	TYPE OF REPORTING PERSON IN

CUSIP No. 398905109	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Maurício Vaz Rodrigues
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 329,487
	8	SHARED VOTING POWER 1,478,100
	9	SOLE DISPOSITIVE POWER 329,487
	10	SHARED DISPOSITIVE POWER 1,478,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,487
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.45
14	TYPE OF REPORTING PERSON IN

CUSIP No. 398905109	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS RSPJR Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,945
	8	SHARED VOTING POWER 1,478,100
	9	SOLE DISPOSITIVE POWER 30,945
	10	SHARED DISPOSITIVE POWER 1,478,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.14
14	TYPE OF REPORTING PERSON CO

Item 1.                              Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on March 8, 2013 by the Filing Persons (as defined below) related to the common stock, par value $.01 per share (the “Common Stock”) of Group 1 Automotive, Inc., a Delaware corporation (the “Issuer”).  According to the Issuer’s most recent annual report, as of February 14, 2013, there were 22,730,588 shares of Common Stock outstanding.  The address of the principal executive offices of the Issuer is 800 Gessner, Suite 500 Houston, Texas 77024.

Item 2.                              Identity and Background.

This Amendment No. 1 is filed pursuant to Rules 13d-1(a) and 13d-2(a) under the Act, and is being filed jointly on behalf of each of the persons listed below (collectively, the “Filing Persons”).

(1)
Lincoln da Cunha Pereira Filho is a citizen of Brazil with a corporate office at UAB Motors Participações S.A. located at Rua do Rócio, 291 6° andar, Vila Olimpia, São Paulo, SP, Brazil 04552-000. Mr. Pereira is a director of the Issuer.

(2)
João Alberto Gross Figueiró is a citizen of Brazil with a corporate office at UAB Motors Participações S.A. located at Rua do Rócio, 291 6° andar, Vila Olimpia, São Paulo, SP, Brazil 04552-000. Mr. Figueiró is the Chief Financial Officer of UAB Motors Participações S.A., at the address set forth above.

(3)
André Ribeiro da Cunha Pereira is a citizen of Brazil with a corporate office at UAB Motors Participações S.A. located at Rua do Rócio, 291 6° andar, Vila Olimpia, São Paulo, SP, Brazil 04552-000. Mr. Pereira is a consultant to UAB Motors Participações S.A., at the address set forth above.

(4)
Maurício Vaz Rodrigues is a citizen of Brazil with a corporate office at UAB Motors Participações S.A. located at Rua do Rócio, 291 6° andar, Vila Olimpia, São Paulo, SP, Brazil 04552-000. Mr. Rodrigues is the Chief Operating Officer of UAB Motors Participações S.A., at the address set forth above.

(5)
RSPJR Enterprises, Inc., a corporation duly organized under the Laws of the State of Delaware, with its representative office at Corporation Trust Center, 1209 Orange Street in Wilmington, registered with the Brazilian Federal Taxpayers’ Registry (CNPJ/MF) under No. 05.713.088/0001-02.  RSPJR Enterprises, Inc. is a holding company whose primary investments are the Common Stock of the Issuer disclosed herein.

   None of the Filing Persons, to the best of their knowledge, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                              Sources and Amount of Funds or Other Consideration.

The information set forth in Items 2, 5 and 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 3.

Item 4.                              Purpose of Transaction.

Page 7 of 10 Pages

The information set forth in Items 2, 5 and 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) and (b).                      The Filing Persons have, as of April 10, 2013, the following interests in the Shares:

	Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Lincoln da Cunha Pereira Filho	361,646	1.59	361,646	1,478,100	361,646	1,478,100
João Alberto Gross Figueiró	361,646	1.59	361,646	1,478,100	361,646	1,478,100
André Ribeiro da Cunha Pereira	394,376	1.74	394,376	1,478,100	394,376	1,478,100
Maurício Vaz Rodrigues	329,487	1.45	329,487	1,478,100	329,487	1,478,100
RSPJR Enterprises, Inc.	30,945	0.14	30,945	1,478,100	30,945	1,478,100

(c).                      Except as described in Item 6 of this Amendment No. 1, no Filing Persons has effected any transactions in the Common Stock of the Issuer in the past sixty days.

(d).                      To the best knowledge of the Filing Persons, no person other than the Filing Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Filing Persons identified in this Item 5.

(e).                       Not applicable.

Page 8 of 10 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The Filing Persons collectively held all of the outstanding capital stock of UAB Motors Participações S.A. (“UAB”), a sociedade anônima organized under the laws of the Federative Republic of Brazil, which operated an automotive retailing business in Brazil.  The Issuer purchased all the outstanding capital stock of UAB on February 28, 2013 pursuant to the Share Purchase Agreement dated January 24, 2013, which is attached hereto as Exhibit 2.  The Issuer agreed, inter alia, to give an amount in cash and the Common Stock that is the subject of this Amendment No. 1 as consideration for the acquisition.

On February 28, 2013, the Issuer entered into a Stockholders Agreement, which is attached hereto as Exhibit 3, with the Filing Persons.  The Stockholders Agreement, among other things, sets forth (i) certain restrictions on the transfer of Common Stock of the Issuer held by the Filing Persons, (ii) certain demand and piggy-back registration rights of the Filing Persons, subject to registration procedures and obligations of the Filing Persons and (iii) certain arrangements regarding the nomination of a representative of the Filing Persons to the board of directors of the Issuer and indemnification and insurance of such nominee elected to the board, including that the Filing Persons have the right to designate one director to the board of directors of the Issuer so long as certain stock ownership of the Issuer is maintained and the first such person nominated to the board of directors of the Issuer is Lincoln da Cunha Pereira Filho.

On February 28, 2013, the Issuer also entered into an Escrow Agreement with the Filing Persons and JPMorgan Chase Bank, NA pursuant to which, inter alia, the Filing Persons agreed to maintain a portion of the Common Stock that is the subject of this Amendment No. 1 in escrow as a guarantee for the benefit of the Issuer  in respect of the indemnification obligations assumed by the Filing Persons under the Share Purchase Agreement.  In addition, RSPJR Enterprises, Inc. agreed to cause cash from the escrow account to be used by the escrow agent to purchase Common Stock.  On March 15 and March 18, 2013, RSPJR Enterprises, Inc. purchased 30,000 and 945 shares of Common Stock (for a total of 30,945 shares) at a cost of $61.49 and $62.09 per share, respectively, in the manner set forth in the Escrow Agreement.  As of the date of this Amendment No. 1, RSPJR Enterprises, Inc. is the beneficial owner of 30,945 shares of Common Stock.

Except as described above, none of the Filing Persons has entered into any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.

Item 7.  Exhibits.

Exhibit 1
Joint Filing Agreement, dated March 8, 2013 among Lincoln da Cunha Pereira Filho, João Alberto Gross Figueiró, André Ribeiro da Cunha Pereira, Maurício Vaz Rodrigues and RSPJR Enterprises, Inc. (Incorporated by reference to Exhibit 1 of Group 1 Automotive, Inc.'s Beneficial Ownership Report on Schedule 13D (File No. 001-13461) filed March 8, 2013)

Exhibit 2
Share Purchase Agreement, dated January 24, 2013 among Group 1 Automotive, Inc., Lincoln da Cunha Pereira Filho, João Alberto Gross Figueiró, André Ribeiro da Cunha Pereira, Maurício Vaz Rodrigues, RSPJR Enterprises, Inc. and UAB Motors Participações S.A. (Incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.'s Current Report on Form 8-K (File No. 001-13461) filed January 30, 2013)

Exhibit 3
Stockholders Agreement, dated February 28, 2013, among Group 1 Automotive, Inc., Lincoln da Cunha Pereira Filho, João Alberto Gross Figueiró, André Ribeiro da Cunha Pereira, Maurício Vaz Rodrigues and RSPJR Enterprises, Inc. (Incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.'s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

Page 9 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2013

André Ribeiro da Cunha Pereira

/s/ André Ribeiro da Cunha Pereira

Lincoln da Cunha Pereira Filho

/s/ Lincoln da Cunha Pereira Filho

João Alberto Gross Figueiró

/s/ João Alberto Gross Figueiró

Maurício Vaz Rodrigues

/s/ Maurício Vaz Rodrigues

RSPJR Enterprises, Inc.

/s/ Roger Searle Penske Jr.
Name: Roger Searle Penske Jr.
Title: President

Page 10 of 10 Pages